

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2014

Via E-mail
Joseph R. Ianniello
President and Treasurer
CBS Outdoor Americas Inc.
405 Lexington Avenue, 17th Floor
New York, NY 10174

>   **Re: CBS Outdoor Americas Inc.**
>   **Amendment No. 4 to Registration Statement on Form S-11**
>   **Filed January 31, 2014**
>   **File No. 333-189643**

Dear Mr. Ianniello:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that your prospectus contains a large number of defined terms that you created solely for use in this prospectus. Please revise your prospectus to eliminate your over reliance on defined terms. If a defined term must be included, please define such term when first used in the prospectus. Please refer to Rule 421(b) of Regulation C.

2.   We note your revised disclosure on page 134 in regards to the aggregate consideration to be paid to CBS. In this section or the Formation Transactions section, please describe in greater detail how the consideration was or will be determined.

Prospectus Summary, page 1

3.   Please revise to include an organizational chart that reflects your ownership structure before and after the formation transactions.

Use of Proceeds, page 46

4.   We note your responses to our prior comments one and two and your revisions to your filing. Please further revise the Use of Proceeds, Dilution, and introduction to the Pro Forma financial information to explicitly disclose the amount of the estimated cash and share portions of the Purging Distribution(s) or disclose why you are unable to do so.

5.   Please clarify if the proceeds from the offering will be used to discharge any debt incurred by you, including the formation borrowings. If so, please revise to provide the information required by Instruction 4 to Item 504 of Regulation S-K.

6.   We note your disclosure in the third paragraph in this section. Please confirm that the shares of common stock of CBS Outdoor Americas Inc. to be issued to the wholly owned subsidiary are the same securities to be issued under the exemption of Section 4(a)(2) of the Securities Act as described in Part II of the registration statement.

Unaudited Pro Forma Condensed Combined Consolidated Financial Statements, page 55

7.   We note your response to our prior comment two. Your revisions to the introduction to your Pro Forma financial information are not consistent with your response; specifically, you have not disclosed that these statements reflect the portion of the net proceeds that will be retained by you, which is determined based on the estimated cash portion of the Purging Distribution. Please revise or advise.

Notes to the Unaudited Pro Forma Condensed Combined Consolidated Financial Statements, page 59

4) Provision for Income Tax, page 60

8.   We note your disclosure that your effective tax rates are 41.7% and 41.4%. These tax rates do not appear to be consistent with the amounts in your pro forma column on your Unaudited Pro Forma Condensed Combined Consolidated Statements of Operations. Please advise or revise.

Item 36. Financial Statements and Exhibits, page II-3

9.   We note that a number of exhibits are yet to be filed. Please file all exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in

Joseph R. Ianniello
CBS Outdoor Americas Inc.
February 7, 2014
Page 3

possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer Monick, Staff Accountant, at (202) 551-3295 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: David E. Shapiro
       Wachtell, Lipton, Rosen & Katz